Exhibit 99.1

ZOOZ POWER LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

AS OF JUNE 30, 2025

ZOOZ POWER LTD

CONDENSED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

AS OF JUNE 30, 2025

ZOOZ POWER LTD

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30 2025	December 31 2024
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	2,452	7,532
Short term deposits	37	34
Prepaid expenses	397	370
Other current assets	369	397
Inventory	1,187	2,320
TOTAL CURRENT ASSETS	4,442	10,653

NON-CURRENT ASSETS:
Restricted bank deposits	208	192
Prepaid expenses	127	91
Operating lease right of use assets	837	974
Property and equipment, net	937	927
TOTAL NON-CURRENT ASSETS	2,109	2,184
TOTAL ASSETS	6,551	12,837

Liabilities and equity
CURRENT LIABILITIES:
Accounts payable	591	297
Other payables and accrued expenses	953	870
Short-term employee benefits	764	668
Promissory note	923	890
Promissory note - Related party	2,231	2,151
Current maturities of operating lease liabilities	316	314
TOTAL CURRENT LIABILITIES	5,778	5,190

NON-CURRENT LIABILITIES:
Warrants liability	435	331
Operating lease liabilities	484	598
TOTAL NON-CURRENT LIABILITIES	919	929

TOTAL LIABILITIES	6,697	6,119

COMMITMENTS AND CONTINGENCIES (Note 6)

SHAREHOLDERS’ EQUITY:
Share capital - Ordinary shares of NIS 0.00286 par value - Authorized: 34,973,575 shares on June 30, 2025, and December 31, 2024; Issued and outstanding: 12,145,004 shares on June 30, 2025, and 12,105,496 on December 31, 2024	10	10
Additional paid-in capital	67,119	67,026
Accumulated other comprehensive loss	(2,059)	(2,147)
Accumulated deficit	(65,216)	(58,171)
TOTAL EQUITY	(146)	6,718
TOTAL LIABILITIES AND EQUITY	6,551	12,837

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

2

ZOOZ POWER LTD

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Six months ended June 30,
	2025	2024

Revenues	247	543
Cost of revenue	1,792	751

Gross loss	(1,545)	(208)

Research and development, net	2,352	2,429
Sales and marketing	998	830
General and administrative	1,950	1,792

Operating loss	(6,845)	(5,259)

Finance income (expenses), net	(200)	22
Net loss	(7,045)	(5,237)

Net loss per ordinary share attributable to shareholders - basic and diluted	(0.61)	(0.59)
Weighted average ordinary shares outstanding – basic and diluted	11,549	8,854

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

3

ZOOZ POWER LTD

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	Six months ended June 30,
	2025	2024
	U.S. dollars in thousands
Net Loss	(7,045)	(5,237)

Other Comprehensive gain (loss)
Reporting currency translation gain (loss)	88	(106)

Total other comprehensive gain (loss)	88	(106)

Total comprehensive loss	(6,957)	(5,343)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

4

ZOOZ POWER LTD

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share and per share data)

(Unaudited)

				Accumulated
	Share capital		Additional	other
	Number of		paid-in	comprehensive	Accumulated
	Shares	Amount	capital	loss	loss	Total

BALANCE AS OF JANUARY 1, 2025	12,105,496	10	67,026	(2,147)	(58,171)	6,718
CHANGES IN 2025:
Issuance of shares according to the SEPA	39,508	(*)	34			34
Share-based compensation			59			59
Net loss					(7,045)	(7,045)
Other comprehensive gain				88		88
BALANCE AS OF JUNE 30, 2025	12,145,004	10	67,119	(2,059)	(65,216)	(146)

(*)	represents less than $1 thousand

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

5

ZOOZ POWER LTD

CONDENSED CONSOLIDATED STATEMENTS OF AND CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share and per share data)

(Unaudited)

				Accumulated
	Share capital		Additional	other
	Number of		paid-in	comprehensive	Accumulated
	Shares	Amount	capital	income (loss)	loss	Total

BALANCE AS OF JANUARY 1, 2024	5,912,223	5	58,780	(2,414)	(47,181)	9,190
CHANGES IN 2024:
Public offering of shares, net of issuance costs of $ 148	6,153,892	5	7,550	-	-	7,555
Reclassification of liability classified share-based compensation awards to equity	-	-	302	-	-	302
Share-based compensation	-	-	190	-	-	190
Net loss	-	-	-	-	(5,237)	(5,237)
Other comprehensive loss	-	-	-	(106)	-	(106)
BALANCE AS OF JUNE 30, 2024	12,066,155	10	66,822	(2,520)	(52,418)	11,894

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

6

ZOOZ POWER LTD

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six months ended June 30
	2025	2024
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(7,045)	(5,237)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	151	164
Non-cash finance expenses, net	247	31
Net changes in operating lease assets and liabilities	31	(31)
Share-based compensation	59	264
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	64	(764)
Inventory	1,240	283
Accounts payable	253	(218)
Other payables and accrued expenses	11	(432)
Short-term employee benefits	39	(100)

Net cash used in operating activities	(4,950)	(6,040)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in Short Term Deposit	-	(3,500)
Purchase of equipment	(91)	(38)

Net cash used in investing activities	(91)	(3,538)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares, net of issuance costs	34	7,551
Proceeds from issuance promissory notes	-	2,870
Proceeds from issuance warrants liability	-	306

Net cash provided by financing activities	34	10,727

Effect of change in exchange on cash balances in foreign currencies	(54)	(105)
Net change in cash and cash equivalent	(5,061)	1,044
Cash and cash equivalents and restricted bank deposits at beginning of year	7,758	6,896
Cash and cash equivalents and restricted bank deposits at end of year	2,697	7,940

Supplemental disclosure of cash flow information
Non-cash activity:
Operating lease liabilities arising from obtaining right-of-use assets	-	22
Modification of lease contract	-	32
Reclassification of liability classified share-based compensation awards to equity	-	302

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

7

ZOOZ POWER LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 1 - GENERAL:

ZOOZ Power Ltd. (hereinafter - “the Company”), an Israeli Company, was incorporated and commenced operations in Israel on February 5, 2013. The offices of the Company are located at 4 Hamelacha St., Lod, Israel. The Company operates as one operating segment and is engaged in developing, manufacturing, marketing and selling Flywheel-based power boosting and power management solutions for ultra-fast multi-ports EV (Electrical Vehicles) charging. The system is based on kinetic storage using flywheels.

In March 2021, the Company completed an initial public offering of shares and marketable warrants on the Tel Aviv Stock Exchange and became a public Company and started trading on that day. In March 2022, the Company completed a public offering of shares and warrants.

On April 4, 2024 (the “Closing Date”), the Company and Keyarch Acquisition Corporation, a Cayman Islands exempted Company (“Keyarch”), consummated their previously announced business combination. The net proceeds received by the Company as part of the Merger Agreement Closing and the PIPE Financing totaled $10.875 million; issuance costs of $ 148 thousand were recorded as a reduction to Shareholders’ Equity.

In connection to the Closing Date of the Business Combination, the Company’s ordinary shares and public warrants began trading on the Nasdaq Capital Market under the ticker symbols “ZOOZ” and “ZOOZW”, respectively, on April 5, 2024, and the Company became a dual listed company.

On April 4, 2024, ZOOZ issued promissory notes in favor of Keyarch and EarlyBirdCapital (hereinafter EBC underwriters in Keyarch’s initial public offering), for the principal amount of $2,030,000 and $840,000 respectively. On August 6, 2025, the company paid the promissory note to EarlyBirdCapital.

The Company’s shareholders are entitled to additional contingent consideration of up to 4 million ordinary shares upon the Company’s achievement of the applicable earnout milestones (hereinafter - “the Earnout Rights”), during five years commencing at the end of the full fiscal quarter following the Closing date. The earnout is indexed to the Company’s own shares and, accordingly, the earnout is now classified within equity. As of the balance sheet date, the earn out milestones were not met.

Following the issuance of Earnout Rights in April 2024, the Company’s options and warrants conversion ratio has been adjusted, so each option or warrant will be exercisable to 1.18961 ordinary shares.

As part of the transaction Keyarch’s warrants at an amount of 6,022,050 were converted to the Company’s warrants and were recorded in the consolidated financial statements, measured in accordance with the fair market value, as determined in accordance with the closing market price on June 30, 2025. Changes in fair value are recognized through finance income or expense in the statement of operations. For more information see Note 7.

As of June 30, 2025, the Company sold and issued a total of 39,508 ordinary shares to Yorkville pursuant to the SEPA agreement, at a share price range of $0.8 to $1.1 per share, for aggregate proceeds of $34 thousand.

As part of the efforts to enhance execution, the board has approved a company-wide cost reduction and restructuring initiative designed to reduce operating costs. These cost efficiencies will enable greater business flexibility.

In July 2025, the Company entered into Securities Purchase Agreements for a private placement transaction with certain institutional and other accredited investors. For further details see Note 12.

In July 2025, the Company adopted bitcoin as its primary treasury reserve asset on an ongoing basis, subject to market conditions and its anticipated cash needs. The Company’s strategy includes acquiring and holding bitcoin using cash flows from operations that exceed working capital requirements, and from time to time, subject to market conditions, issuing equity or debt securities or engaging in other capital raising transactions with the objective of using the proceeds to purchase bitcoin, such as in Private Placement.

8

ZOOZ POWER LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

(Unaudited)

Current impact of Sword of Iron War

On October 7, 2023, Hamas launched a series of attacks on civilian and military targets in Southern Israel and Central Israel, to which the Israel Defense Forces have responded. In addition, both Hezbollah and the Houthi movement have attacked military and civilian targets in Israel, to which Israel has responded, including through increased air and ground operations in Lebanon. In addition, the Houthi movement has attacked international shipping lanes in the Red Sea, to which both Israel and the United States have responded. Further, on April 13, 2024, and October 1, 2024, Iran launched a series of drone and missile strikes against Israel, to which Israel has responded. Most recently, on June 13, 2025, Israel launched a preemptive attack on Iran, to which Iran responded with ballistic missile and drone attacks.

On June 23, 2025, Israel and Iran agreed to a ceasefire, although there is no assurance that the ceasefire will continue. How long and how severe the current conflicts in Gaza, Northern Israel, Lebanon Iran or the broader region become is unknown at this time and any continued clash among Israel, Hamas, Hezbollah, Iran or other countries or militant groups in the region may escalate in the future into a greater regional conflict. To date, our operations have not been materially affected, although as of July 15, 2025, approximately 15% of our employees have been called to reserve duty in the Israel Defense Forces. We expect that the current conflict in the Gaza Strip, Lebanon, Iran and the broader region, as well as the security escalation in Israel, will not have a material impact on our business results in the short term. However, since these are events beyond our control, their continuation or cessation may affect our expectations. We continue to monitor political and military developments closely and examine the consequences for our operations and assets.

Liquidity

The Company had net losses for the six months ending June 30, 2025, and June 30, 2024, in the amounts of $7,045 thousand $5,237 thousand, respectively, and negative cash flows from operating activities in the amounts of $4,950 thousand and $6,040 thousand, respectively.

The Company has historically financed its operations over the years by raising funds from investors. On April 4, 2024, the Company finalized a merger deal with a SPAC. As part of the merger, 10.875 million USD was invested in the Company.

Since the Company has just started commercial sales of its products and considering the Company’s expected cash usage, the Company’s cash balance as of June 30, 2025, and as of the date of approval of the financial statements is not sufficient to continue the Company’s operations for at least 12 months from the date of approval of the financial statements. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern.

In order to continue the Company’s operations, including research and development and sales and marketing, the Company is looking to secure financing from various sources, including additional investment funding. There is no assurance that the Company will be successful in obtaining the level of financing necessary to finance its operations.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

9

ZOOZ POWER LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. ZOOZ’s management believes that the estimates, judgments, and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences may have a material impact on the Company’s financial statements. As applicable to these financial statements, the most significant estimates relate to inventory net realizable value and share-based compensation.

Basis of presentation of financial statements

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial reporting.

Certain information and footnote disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the information contained herein reflects all adjustments necessary for a fair statement of our results of operations, financial position, cash flows, and shareholders’ equity. All such adjustments are of a normal, recurring nature.

The results of operations for the six months ended June 30, 2025, shown in these financial statements are not necessarily indicative of the results to be expected for the full year ending December 31, 2025. The unaudited condensed financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2024, included in the Company’s Annual Report on Form 20-F filed with the SEC on March 11, 2025.

There have been no material changes in our significant accounting policies as described in our financial statements for the year ended December 31, 2024.

The carrying value of cash and cash equivalents, other current assets and accounts payables, other payables and accrued expenses (included in the condensed balance sheets) approximates their fair value because of their generally short maturities. The promissory notes bear annual interest at rates close to the prevailing market rates.

The fair value of restricted bank deposits approximates the carrying value since they bear interest at rates close to the prevailing market rates.

Concentration of credit risks

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, restricted bank deposits and other receivables.

The Company’s cash and restricted bank deposits are invested in banks domiciled in Israel. Accordingly, management believes that these restricted bank deposits have minimal credit risk.

10

ZOOZ POWER LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

(Unaudited)

New Accounting Pronouncements:

Recently adopted accounting standards

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2023-08, Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”). ASU 2023-08 requires in-scope crypto assets (including the Company’s bitcoin holdings) to be measured at fair value in the statement of financial position, with gains and losses from changes in the fair value of such crypto assets recognized in net income each reporting period. ASU 2023-08 also requires certain interim and annual disclosures for crypto assets within the scope of the standard. ASU 2023-08 is effective for annual and interim reporting periods beginning after December 15, 2024, with early adoption permitted. The Company adopted the standard effective January 1, 2025. The adoption had no impact on the Company’s results of operations and financial condition, as the Company does not currently hold any digital assets.

Accounting Pronouncements effective in future periods

In December 2023, the FASB issued ASU 2023-09 Improvements to Income Tax Disclosures. The ASU improves the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The ASU is effective for the Company for annual periods beginning after December 15, 2025. The Company is evaluating the potential impact of this guidance on its consolidated financial statements. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted.

In 2024, the FASB issued guidance, ASU 2024-03, which requires the disaggregated disclosure of certain costs and expenses on an interim and annual basis. The new standard is effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027, and can be applied prospectively with the option for retrospective application to all prior periods presented in the financial statements, with early adoption permitted. The Company is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This amendment introduces a practical expedient for the application of the current expected credit loss (“CECL”) model to current accounts receivable and contract assets. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, on a prospective basis, with early adoption permitted. The Company is evaluating the potential impact of this guidance on its consolidated financial statement disclosures.

11

ZOOZ POWER LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 3 - CASH AND CASH EQUIVALENTS AND RESTRICTED BANK DEPOSITS:

The following table provides a reconciliation of cash and cash equivalents and restricted bank deposits reported on the balance sheets that sum to the same total amount as shown in the statements of cash flow:

	June 30,	December 31,
	2025	2024
	U.S. dollars in thousands
Cash and cash equivalents	2,452	7,532
Restricted bank deposits	245	226
Total cash and cash equivalents and restricted bank deposits shown in the statement of cash flows	2,697	7,758

NOTE 4 - INVENTORY:

	June 30,	December 31,
	2025	2024
	U.S. dollars in thousands
Raw materials	697	801
Work in process	190	647
Finished goods	300	872
	1,187	2,320

The Company recorded an inventory write-off of $1,227 thousand and $185 thousand during the six months periods ended June 30, 2025, and June 30, 2024, respectively, which is presented within cost of revenue in the statement of operations. In addition, the Company recorded an inventory write off $341 thousand and $0 thousand during the six months periods ended June 30, 2025, and June 30, 2024, respectively related to raw materials which are not expected to be used during the future production process. Inventory write-offs were recorded to reflect anticipated net realizable value on disposition of existing inventory assets.

NOTE 5 - OTHER PAYABLES AND ACCRUED EXPENSES:

	June 30,	December 31,
	2025	2024
	U.S. dollars in thousands
Accrued expenses	619	512
Grants in advance	94	87
Others	240	271
	953	870

NOTE 6 - COMMITMENTS AND CONTINGENCIES:

The total amount of grants received from the BIRD Foundation and from NYPA during the six-month period ended June 30, 2024, is $278 thousand. An amount of $18 thousand was deducted from research and development expenses for the period ended on June 30, 2024. An amount of $180 thousand was deducted from Sales and Marketing expenses for the period ended June 30, 2024 (the amount deducted was received during 2023 and was recorded as liability as of December 31, 2023). Following the Company’s commitment to pay royalties to the IIA and to other governmental institutions, and the sales incurred during the six months ended June 30, 2025, the Company recorded a provision of $20 thousand for royalties to the IIA and other governmental institutions. Total contingent obligation as of June 30, 2025, amounts to $2.5 million.

12

ZOOZ POWER LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 7 - WARRANTS LIABILITY:

As part of the transaction mentioned in Note 1, Keyarch’s warrants were converted to the Company’s warrants and recorded in the consolidated financial statements. The exercise price of the warrants is $11.5, and they will expire within five years following the Closing Date, July 2023. Since the warrants’ exercise price is denominated in a currency other than the Company’s functional currency, the warrants are not considered indexed to the Company’s own stock and thus meet the definition of financial liability. Accordingly, until their exercise, the warrants are measured at fair value each reporting period, and changes in their fair value are recognized in the consolidated statement of operations as part of financial income, net.

The table below sets forth a summary of the changes in the fair value of the warrant’s liability classified as Level 1:

U.S. dollars in thousands
Balance as of December 31, 2023	-
Initial recognition	306
Changes in fair value	25
Balance as of December 31, 2024	331
Changes in fair value	104
Balance as of June 30, 2025	435

NOTE 8 - SHARE BASED COMPENSATION:

Equity classified awards.

The value of benefit is measured on the grant date by reference to the fair value of the granted equity instruments, as described below. The fair value is calculated using the Black and Scholes formula, with the following assumptions:

	June 30, 2025	June 30, 2024
Dividend yield	0%	0%
Expected volatility	74%-97%	55%-89%
Risk-free interest rate	3.3%-5.8%	3.3%-5.8%
Expected term (years)	2-7 years	2-7 years
Exercise price (USD)	1.98-19.48	3.32-15.45

13

ZOOZ POWER LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

(Unaudited)

The following is summary information of equity classified options in 2025:

	Six months ended June 30, 2025
			Weighted
		Weighted	average
		average	remaining
		exercise	contractual	Aggregate
		price	life	Intrinsic
	Number	USD	years	Value
Outstanding as of December 31, 2024	979,184	6.55	7.5	-
Granted	7,500	2.76	9.5	-
Forfeited	(106,067)	12.12	6.0	-
Outstanding as of June 30, 2025	880,617	6.06	7.1	-
Exercisable as of June 30, 2025	497,843	8.01	5.8	-

The following is information regarding exercise prices and remaining contractual lives of outstanding options as of June 30, 2025:

June 30, 2025
outstanding			Exercisable
Number of options outstanding	Exercise price range (USD)	Weighted average remaining contractual life	Number of options Exercisable	Exercise price range (USD)	Weighted average remaining contractual life
275,000	1.98	9.22	-	-	-
4,372	2.13	9.10	-	-	-
4,750	2.76	9.53	1,250	2.76	9.53
18,087	3.59	8.10	10,710	3.59	8.10
33,799	4.71	7.68	20,413	4.71	7.68
9,617	5.16	7.48	5,930	5.16	7.48
35,846	6.40	7.02	24,645	6.40	7.02
68,665	7.57	2.52	68,665	7.57	2.52
232,256	7.82	5.29	232,256	7.82	5.29
78,690	7.94	7.21	52,462	7.94	7.20
36,930	8.48	7.80	36,930	8.48	7.80
36,931	9.73	7.80	6,839	9.73	7.80
36,931	12.65	7.80	30,092	12.65	7.80
8,743	19.48	6.34	7,651	19.48	6.34
880,617	6.06	7.09	497,843	8.01	5.78

As of June 30, 2025, there is an unrecognized share-based compensation expense of $116 thousand to be recognized over the average remaining vesting period of 1.79 years.

14

ZOOZ POWER LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

(Unaudited)

The table below presents the expense recognized in the financial statements of the Company with respect to share-based payment:

	Six months ended June 30
	2025			2024
	Equity classified awards	Liability classified awards	Total expense	Equity classified awards	Liability classified awards	Total expense
Cost of revenue	-	-	-	-	-	-
Research and development expenses	6	-	6	67	41	108
Sales and marketing expenses	10	-	10	51	20	71
General and Administrative expenses	43	-	43	72	13	85
	59	-	59	190	74	264

NOTE 9 - RELATED PARTIES TRANSACTIONS:

	As of June 30,	As of December 31,
	2025	2024
	U.S. dollars in thousands
Balances With Related Parties:
Promissory note	2,231	2,151

	Six months ended June 30
	2025	2024
	U.S. dollars in thousands
Transactions with Related Parties:
Finance expenses:
Interest expense related to Promissory note	80	39
Share-based compensation:
Research and development income, net	-	20
General and administrative expenses	42	81

NOTE 10 – SEGMENT INFORMATION

The Company operates and manages its business as one reportable and operating segment - power management solutions for ultra-fast multi-ports EV (Electrical Vehicles) charging development. The Company’s chief operating decision maker is the Chief Executive Officer. The Company’s chief operating decision maker reviews consolidated operating results to make decisions about allocating resources and assessing performance for the entire Company. The accounting policies of the power management solutions segment are the same as those described in the summary of significant accounting policies.

15

ZOOZ POWER LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

(Unaudited)

The CODM assesses performance for the power management solutions segment and decides how to allocate resources based on net loss which is also reported on the income statement as consolidated net loss. The measure of segment assets is reported on the balance sheet as total consolidated assets.

NOTE 11 – LOSS PER SHARE

For the period of six months ended June 30, 2025, the Company had 880,617 options, 6,053,703 warrants and 4,000,000 earnout shares rights. For the period of six months ended June 30, 2024, the Company had 910,705 options 8,939,019 warrants and 4,000,000 earnout shares rights. These securities were not considered when calculating diluted loss per share since their effect is anti-dilutive.

NOTE 12 – SUBSEQUENT EVENTS

On July 29, 2025, the Company entered into a sales agreement with Chardan Capital Markets LLC (“Chardan”) (which is acting as placement agent to the Company in connection with the Private Placement) under which the Company may issue and sell ordinary shares from time to time through Chardan as sales agent. The Company may sell ordinary shares having an aggregate gross sales price of up to $10,950,000.

Sales of ordinary shares, if any, will be made at market prices by any method that is deemed to be an “at the market offering.” On August 1, 2025, the Company sold 106,200 ordinary shares for an aggregate amount of $228,629 net of $7,081 transaction cost.

On July 29, 2025, the Company entered into a Securities Purchase Agreement (the “Initial Purchase Agreement”) for a private placement transaction with certain institutional and other accredited investors, pursuant to which the Company agreed to sell and issue (i) 1,000,000 ordinary shares of the Company, par value NIS 0.00286 per share, (ii) Pre-funded warrants to purchase up to 1,500,000 Ordinary Shares, and (iii) warrants to acquire 5,000,000 Ordinary Shares. The purchase price per Share and Ordinary Warrants is $2.00 and the purchase price per Pre-Funded Warrant and accompanying Ordinary Warrants is $1.999.

The Company received gross proceeds of $5.0 million from the Initial Private Placement, before deducting fees to the placement agent and offering expenses payable by the Company.

The Company used a portion of the net proceeds from the Initial Private Placement to repay a portion of its outstanding promissory notes and intends to use the remainder for general corporate purposes as determined by the Company’s board of directors.

On July 29, 2025, the Company entered into an additional Securities Purchase Agreement for a private placement transaction with certain institutional and other accredited investors, pursuant to which the Company agreed to sell and issue an aggregate of 170,485,350 Ordinary Shares and in lieu of Ordinary Shares to investors that so choose (or are required, for the purpose of not exceeding the Ownership Cap), pre-funded warrants to purchase up to 5,000,000 Ordinary Shares. The purchase price per Share is $1.00 and the exercise price per Pre-Funded Warrant is $0.001.

The Initial Pre-Funded Warrants will be immediately exercisable and will not expire until exercised in full. The Subsequent Pre-Funded Warrants will be exercisable following (i) such date, if ever, that the Company’s shareholders approve an amendment to the Company’s articles of association to increase the registered share capital of the Company to a number of Ordinary Shares sufficient to allow for the full issuance of the Subsequent Shares and the full exercise of the Subsequent Pre-Funded Warrants and will not expire until exercised in full. The initial exercise price of the Pre-Funded Warrants is $0.001 per underlying Ordinary Share. The exercise price and number of Ordinary Shares issuable upon exercise of the Pre-Funded Warrants will be subject to adjustment in the event of share dividends, share splits, recapitalization or similar events affecting the Ordinary Shares. A holder may not exercise any portion of such holder’s Pre-Funded Warrants to the extent that the holder would own more than 4.99% or 9.99% of the Company’s outstanding Ordinary Shares immediately after exercise, as applicable, which percentage may be increased by the holder to a maximum of 19.99% pursuant to the requirements of applicable rules.

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ZOOZ POWER LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

(Unaudited)

The Ordinary Warrants will be exercisable commencing on the Initial Exercise Date and may be exercised for five years from the Initial Exercise Date at an exercise price of $3.06 per underlying Ordinary Share. The exercise price and number of Ordinary Shares issuable upon exercise of the Ordinary Warrants will be subject to adjustment in the event of share dividends, share splits, recapitalization or similar events affecting the Ordinary Shares. A holder may not exercise any portion of such holder’s Ordinary Warrants to the extent that the holder would own more than 4.99% or 9.99% of the Company’s outstanding Ordinary Shares immediately after exercise, as applicable, which percentage may be increased by the holder up to the Ownership Cap.

Contemporaneously with the execution of the Purchase Agreements, the Company entered into a Sponsor Support Agreement with Forest Hill 18, LP, a Delaware limited partnership, pursuant to which, among other things, the Sponsor agreed to provide services, prior to the Initial Purchase Agreement, services rendered relating to the Company’s consideration received in the Initial Purchase Agreement, and, following the Initial Purchase Agreement, services relating to the digital asset ecosystem, including bitcoin and related digital assets, developments in digital asset industries, the selection of third-party vendors with respect to asset management and related digital asset services and other strategic advice regarding the Company’s bitcoin treasury strategy. The Sponsor shall be entitled to receive, on a quarterly basis, an advisory fee equal to twelve and a half basis points (0.125%) of the value of the crypto-currency assets held by the Company.

In consideration of the services, the Company has agreed to issue to the Sponsor such number of Ordinary Shares equal to 5.0% of the total number of Ordinary Shares outstanding on a fully diluted, as converted basis, following the completion of the Initial Closing. Subject to shareholder approval, at, and as part of the completion of, the Subsequent Closing, the Company has agreed to sell to the Sponsor that number of Units that is equal to 5.0% of the total number of Ordinary Shares outstanding on a fully-diluted, as converted basis, as have been or are being issued by the Company following the completion of the Subsequent Closing. The purchase price per Unit will be the greater of: (x) U.S. $0.01 and (y) the then-existing nominal (par) value of an Ordinary Share.

Each “Unit” will consist of one (1) Ordinary Share and (y) three (3) warrants, each to purchase one (1) Ordinary Share. The Sponsor Warrants, issued in three tranches, will be exercisable commencing on the Initial Exercise Date and may be exercised for five years from the initial exercise date at an exercise price of $1.50, $2.00 and $3.00, respectively, per underlying Ordinary Share.

To the extent the Company grants rights to have securities registered with the SEC to investors in the future during the term of the Sponsor Support Agreement, the Company has agreed that the Sponsor shall be granted the same rights and be subject to the same obligations and restrictions as such investors, and shall be made party to any applicable registration rights agreement entered into in connection with any such future financing.

The Sponsor Support Agreement shall continue for an initial term of ten (10) years and will terminate as permitted therein.

Subject to the Initial Closing, the Company’s board of directors has appointed Jordan Fried to the position of Chief Executive Officer and to serve on the Company’s board of directors.

In consideration for his services, the Company will pay Mr. Fried $1.00 per year and will grant him, subject to shareholder approval and in connection with the Subsequent Closing, equity-based compensation in the form of performance-based restricted stock units constituting 5% of all outstanding shares of the Company on a fully-diluted basis as of the date of grant (which shall be the date of the Subsequent Closing)(the “CEO RSUs”).

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ZOOZ POWER LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

(Unaudited)

The CEO RSUs shall vest ratably over a 4 year period commencing on the date of grant, subject to Mr. Fried remaining in service as of each applicable vesting date: 25% upon the 12 month anniversary of the date of grant, and at a rate of 1/48 of the number of CEO RSUs for each full calendar month thereafter (such that 100% of the CEO RSUs shall be vested as of the fourth anniversary of the date of grant). Notwithstanding the foregoing, 25% of the then-remaining unvested CEO RSUs next scheduled to vest, to the extent any CEO RSUs remain unvested (or, if less than 25% of the CEO RSUs remain unvested, all of the then-remaining unvested CEO RSUs), shall accelerate and immediately vest upon the attainment of each of the following share price thresholds (“Share Price Thresholds”), subject to Mr. Fried remaining in service as of the date of achievement of the applicable Share Price Threshold: (i) $10.00, (ii) $15.00, (iii) $20.00, and (iv) $25.00.

In consideration for his relentless efforts and contribution to the Private Placement and the Company’s strategic business turnaround and in addition to his current compensation as previously approved by our shareholders, the Compensation Committee and the Board of Directors (each as in effect prior to the Initial Closing) approved the payment and grant to the Chairman of the Board of Directors, Mr. Cohen of the following:

● a one-time cash bonus of 1% of the amount of proceeds raised by the Company through the Subsequent Closing, up to a cap of $2,000,000 and subject to Mr. Cohen remaining in service as of the Subsequent Closing.

● A one-time equity-based grant in the form of performance-based restricted stock units constituting 2.5% of all outstanding Ordinary Shares of the Company (on a fully-diluted basis) as of the date of grant (which shall be the date of the Subsequent Closing), and of the Subsequent Shares (the “Chairman RSUs” and together with the Chairman Bonus, the “Chairman Bonus Package”), which are equal to 837,963 Chairman RSUs with respect to 837,963 Ordinary Shares. All other terms of the Chairman RSUs shall be identical to the terms of the CEO RSUs as detailed above.

The Chairman RSUs shall vest ratably over a 4 year period commencing on the date of grant, subject to Mr. Cohen remaining a member of the Board of Directors as of each applicable vesting date: 25% upon the 12 month anniversary of the date of grant, and at a rate of 1/48 of the number of Chairman RSUs for each full calendar month thereafter (such that 100% of the Chairman RSUs shall be vested as of the fourth anniversary of the date of grant).

Keywise Discovery Master Fund (“Keywise”), a Cayman Islands fund, has committed to invest $8 million in the Subsequent Private Placement in exchange for Ordinary Shares (of which an amount of $2 million may be paid in exchange for Pre-Funded Warrants, if so chosen by Keywise). The general partner of Keywise is Keywise Capital Management, a Cayman Island company controlled by Mr. Fang Zheng, who also serves as the fund manager of Keywise.

Mr. Zheng is one of our directors, who as of June 30, 2025, holds approximately 2,369,550 Ordinary Shares representing 19.5 % of our issued and outstanding share capital (includes (i) 150,000 Ordinary Shares held by Fang Zheng, and (ii) 2,219,550 Ordinary Shares held by Keyarch Global Sponsor Limited) and is also one of the Purchasers in the Subsequent Private Placement. The Ordinary Share ownership figure disclosed above does not include 1,120,000 Ordinary Shares placed in escrow at the closing of the business combination and which may be released to Keyarch if, during the earnout period, the Company achieves certain milestones detailed in the Business Combination Agreement.

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